

March 19, 2010

Thomas J. Cunningham, Chief Executive Officer
Cheyenne Resources Corporation
7305 Calle Sagrada
Bakersfield, CA   93309

      RE: **Cheyenne Resources Corporation**
               Form 10-K/A for the Fiscal Year Ended December 31, 2008
               Filed July 20, 2009
               Forms 10-Q for the Fiscal Quarters Ended March 31, June 30, and
               September 30, 2009
               File No. 333-140204

Dear Mr. Cunningham:

     We issued comments to you on the above captioned filings on December 15, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 26, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.
     If you do not respond to the outstanding comments by March 26, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

     If you have any questions regarding these comments, please direct them to Tracey McKoy, Staff Accountant or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355.

                              Sincerely,

                              Terence O'Brien
                              Accounting Branch Chief